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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)    *

SR Telecom Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
78464P208
(Cusip Number)
General Counsel Greywolf Capital Management LP 4 Manhattanville Road, Suite 201 Purchase, New York 10577 (914) 249-7800
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
November 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index Found on Page 15

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Partners II LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing may be deemed to beneficially own an aggregate of 148,973,485 Shares, which is 18.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 34,313,834 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 34,313,834 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,313,834 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 16 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Loan Participation LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing may be deemed to beneficially own an aggregate of 148,973,485 Shares, which is 18.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,894,941 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,894,941 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,894,941 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 16 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Fund
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing may be deemed to beneficially own an aggregate of 148,973,485 Shares, which is 18.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 114,659,651 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 114,659,651 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,659,651 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 16 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Advisors LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing may be deemed to beneficially own an aggregate of 148,973,485 Shares, which is 18.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 34,313,834 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 34,313,834 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,313,834 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 16 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing may be deemed to beneficially own an aggregate of 148,973,485 Shares, which is 18.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 148,973,485 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 148,973,485 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,973,485 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

Page 6 of 16 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing may be deemed to beneficially own an aggregate of 148,973,485 Shares, which is 18.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 148,973,485 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 148,973,485 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,973,485 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 16 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing may be deemed to beneficially own an aggregate of 148,973,485 Shares, which is 18.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 148,973,485 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 148,973,485 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,973,485 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 16 Pages

                This Amendment No. 6 to Schedule 13D amends the Schedule 13D initially filed on October 11, 2005 (collectively, with all amendments thereto, the “Schedule 13D”).

Preliminary Note: As of the date of this filing, Greywolf Capital Partners II LP and Greywolf Capital Overseas Fund own in aggregate 113,078,544 common shares (the "Shares") of SR Telecom Inc. (the "Company"), such amount representing 15.0% of the issued and outstanding Shares of the Company. Greywolf Loan Participation LLC currently holds CDN$6,102,140.00 principal amount of convertible term loans (the "Convertible Term A Loans") (such amount being comprised of CDN$5,273,972.32 principal amount of original loans and CDN$828,437.68 principal amount of capitalized PIK interest) owed by the Company under that Amended and Restated Credit Agreement dated June 27, 2007 among the Company, BNY Trust Company of Canada as Administrative Agent and the Lenders named therein (the “Amended and Restated Credit Agreement”). The Convertible Term A Loans and certain other amounts owing under the Amended and Restated Credit Agreement are convertible into Shares at a conversion rate of CDN $0.17 per Share, subject to adjustment and pursuant to the terms of the Amended and Restated Credit Agreement, either after December 31, 2007 or in the event that an offer to acquire 50.1% of the Company’s Shares is made, whether by takeover bid, plan of arrangement, amalgamation or otherwise. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and assuming no holders of Convertible Term A Loans or other convertible loans issued under the Amended and Restated Credit Agreement other than any of the Reporting Persons (as defined below) mentioned herein convert any such loans, the Reporting Persons may in aggregate be deemed to be the beneficial owners of 18.8% of the Company's Shares through their ownership of Shares or Convertible Term A Loans. Assuming all holders of convertible loans outstanding under the Amended and Restated Credit Agreement including the Reporting Persons mentioned herein convert all such outstanding convertible loans, the Reporting Persons would be deemed to be the beneficial owners of 15.7% of the Company's Shares. For further information regarding the Convertible Term A Loans, see Amendment No. 3 to the Schedule 13D.

Item 2. Identity And Background

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Greywolf Capital Partners II LP, a Delaware limited partnership ("Greywolf Capital II"), with respect to the Shares it owns;

(ii)	Greywolf Loan Participation LLC, a Delaware limited liability company

("Greywolf Loan Participation"), with respect to the Shares it beneficially owns (through its ownership of Convertible Term A Loans);

(iii)	Greywolf Capital Overseas Fund, a Cayman Islands exempted company ("Greywolf Overseas"), with respect to the Shares it beneficially owns

Page 9 of 16 Pages

(through its beneficial ownership of Shares and Convertible Term A Loans)1;

(iv)

Greywolf Advisors LLC, a Delaware limited liability company and the general partner of Greywolf Capital II (the "General Partner"), with respect to the Shares beneficially owned by Greywolf Capital II (through its beneficial ownership of Shares);

(iv)

Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of Greywolf Overseas and Greywolf Capital II (the "Investment Manager"), with respect to the Shares beneficially owned by Greywolf Overseas, Greywolf Capital II and Greywolf Loan Participation (through their ownership of Shares and/or Convertible Term A Loans);

(v)

Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the "Investment Manager General Partner"), with respect to the Shares beneficially owned by Greywolf Overseas, Greywolf Capital II and Greywolf Loan Participation (through their ownership of Shares and/or Convertible Term A Loans); and

(vi)

Jonathan Savitz, a United States citizen ("Savitz") and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares beneficially owned by Greywolf Overseas, Greywolf Capital II and Greywolf Loan Participation (through their ownership of Shares and/or Convertible erm A Loans).

Greywolf Capital II and Greywolf Overseas are together referred to herein as the “Greywolf Funds.”

(b)           The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Overseas is 4 Manhattanville Road, Suite 201, Purchase, New York 10577, and (ii) Greywolf Overseas is Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman.

(c)           The principal business of each of the Greywolf Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of Greywolf Loan Participation is to invest for the account entities managed by or affiliated with the Investment Manager. The principal business of the General Partner is to act as the general partner of Greywolf Capital II. The principal business of the Investment Manager is that of an investment adviser. The principal business of the Investment Manager General Partner is to act as the general partner of the Investment Manager. The principal business of Savitz is serving as the senior managing member of the General Partner, serving as the sole managing member of the Investment Manager General Partner and serving as the chief

_________________________

1  Greywolf Overseas owns all of the economic interest in, and has the power to vote and dispose of, the Convertible Term A Loans owned by Greywolf Loan Participation and 35,894,941 Shares issuable upon conversion of the Convertible Term A Loans.

Page 10 of 16 Pages

executive officer and chief investment officer of certain other funds managed by the Investment Manager.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Reporting Persons is set forth above.

Item 3. Source And Amount Of Funds And Other Consideration

Item 3 of the Schedule 13D is supplemented by the following:

As previously reported in Amendment No. 2 to the Schedule 13D, on December 7, 2006, Greywolf Loan Participation entered into the Eighth Amendment (the "Eighth Amendment") to the Credit Agreement dated as of May 19, 2005 (the "Credit Agreement") among the Company, BNY Trust Company of Canada as Administrative Agent and Collateral Agent and the lenders thereto. Pursuant to the Eighth Amendment, on December 15, 2006, Greywolf Loan Participation advanced CDN $5,273,972.32 principal amount of Convertible Loans (now Convertible Term A Loans) to the Company. The source of the funds used to advance the Convertible Loans was obtained from working capital.

Item 5. Interest In Securities Of The Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The Greywolf Funds and Greywolf Loan Participation

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each of the Greywolf Funds and Greywolf Loan Participation is incorporated herein by reference for each such entity. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the (i) 754,992,769 Shares outstanding as of August 1, 2007 as reported by the Company in Exhibit 99.4 to the Form 6-K filed with the Securities and Exchange Commission on August 24, 2007 plus (ii) with respect to all Reporting Persons other than Greywolf Capital II and the General Partner, the 35,894,941 Shares that would be issued as of the date of this filing if Greywolf Loan Participation exercised all of the Convertible Term A Loans it owns.

(c)	There have been no transactions in the Shares since the filing of the prior Schedule 13D.

Page 11 of 16 Pages

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds and Greywolf Loan Participation reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

(b)	The General Partner, the Investment Manager and the Investment Manager General Partner

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner, the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

(c)	None.

(d)The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds and Greywolf Loan Participation reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

(c)	Savitz

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the

Page 12 of 16 Pages

disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds and Greywolf Loan Participation reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

The Shares (including those beneficially owned through ownership of Convertible Term A Loans) reported hereby for Greywolf Capital II and Greywolf Loan Participation are owned directly by Greywolf Capital II and Greywolf Loan Participation, respectively. With respect to the Shares reported herein by Greywolf Overseas, 78,764,710 Shares are owned directly by Greywolf Overseas and 35,894,941 Shares are owned directly by Greywolf Loan Participation (through its ownership of Convertible Term A Loans). Because Greywolf Overseas has the power to vote and dispose of the Shares owned by Greywolf Loan Participation, Greywolf Overseas may be deemed to beneficially own such 35,894,941 Shares. The General Partner, as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Capital II. The Investment Manager, as investment manager to the Greywolf Funds, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds and Greywolf Loan Participation. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds and Greywolf Loan Participation. Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds and Greywolf Loan Participation. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares (and related Convertible Term A Loans).

Item 7. Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 6 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2007

/s/ Jonathan Savitz

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By Jonathan Savitz,

Senior Managing Member

/s/ Jonathan Savitz

GREYWOLF GP LLC

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as investment manager or manager to

GREYWOLF CAPITAL OVERSEAS FUND

And GREYWOLF LOAN PARTICIPATION LLC

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

Jonathan Savitz

Page 14 of 16 Pages

EXHIBIT INDEX

EXHIBIT 6	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 15 of 16 Pages

EXHIBIT 6

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: November 5, 2007

/s/ Jonathan Savitz

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By Jonathan Savitz,

Senior Managing Member

/s/ Jonathan Savitz

GREYWOLF GP LLC

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as investment manager or manager to

GREYWOLF CAPITAL OVERSEAS FUND

And GREYWOLF LOAN PARTICIPATION LLC

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

Jonathan Savitz

Page 16 of 16 Pages